Exhibit 99.21

AMAYA GAMING GROUP INC.

(the “Corporation”)

OFFICER’S CERTIFICATE

TO:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

RE:	Special Meeting of shareholders of the Corporation to be held on July 30, 2014 (the “Meeting”) - Abridgement of time prescribed in subsection 2.2(1) and 2.5(1) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) in accordance with Section 2.20 of NI 54-101

The undersigned, Robert Mincoff, Director of Compliance and Assistant Secretary of the Corporation, hereby certifies, for and on behalf of the Corporation, and not in his personal capacity, that the Corporation:

(a)	has arranged to have “proxy-related materials” for the Meeting sent in compliance with NI 54-101 to all “beneficial holders” at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a) of section 2.20 of NI 54-101; and

(c)	is relying upon section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in Sections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

The terms “proxy-related materials” and “beneficial owner” as used in this certificate have the meanings given to them under NI 54-101.

DATED this 7th day of July, 2014.

(signed) Robert Mincoff
Robert Mincoff
Director of Compliance and Assistant Secretary